SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CV Therapeutics, Inc.

(Name of Subject Company (Issuer))

Apex Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Brandee L. Shtevi, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Gilead to Acquire CV Therapeutics Announced March 12, 2009

Slide 2
Safe Harbor Disclaimer
This presentation contains “forward-looking” information
(within the meaning of the Private Securities Litigation
Reform Act of 1995) that involves substantial risk and
uncertainty.  Actual results may differ materially based on
a variety of factors, particularly those relating to the
development and marketing of pharmaceutical products
as described in the “Risk Factors” section of Gilead’s SEC
reports, including the report on Form 10-K for the year
ended December 31, 2008.

Slide 3
Safe Harbor Disclaimer
(cont’d)
This is neither an offer to purchase nor a solicitation of an offer to sell CV Therapeutics shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, Gilead will file these tender offer materials with the
Securities and Exchange Commission and CV Therapeutics will
file a solicitation/ recommendation statement with respect to the offer. The tender offer materials and the solicitation/
recommendation statement will contain important information.
Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/
recommendation statement will be sent free of charge to all
stockholders of CV Therapeutics.

Slide 4
Gilead’s Platform Spans Four Therapeutic Areas
Atripla Atripla
Truvada Truvada
Viread Viread
Emtriva Emtriva
Elvitegravir Elvitegravir (Ph III)
GS 9350 (Ph I)
GS 9350 (Ph I)
Integrase Integrase FDR FDR (Ph I)
PAH
PAH
Letairis Letairis
Flolan Flolan
Cicletanine Cicletanine (Ph II) (Ph II)
Resistant
Resistant
Hypertension
Hypertension
Darusentan Darusentan (Ph III) (Ph III)
HBV
HBV
Hepsera Hepsera
Viread Viread
HCV
HCV
GS 9450 (Ph II)
GS 9450 (Ph II)
GS 9190 (Ph II)
GS 9190 (Ph II)
NASH
NASH
GS 9450 (Ph II)
GS 9450 (Ph II)
HIV/AIDS
HIV/AIDS
Cardiovascular
Cardiovascular
Liver Disease
Liver Disease
Respiratory
Respiratory
Influenza
Influenza
Tamiflu Tamiflu
CF
CF
Aztreonam Aztreonam Lysine Lysine
(Applications Pending) (Applications Pending)
GS 9310 / 11 (Ph II)
GS 9310 / 11 (Ph II)
GS 9411 (Ph I)
GS 9411 (Ph I)
Bronchiectasis
Bronchiectasis
Aztreonam Aztreonam Lysine Lysine
(Ph II) (Ph II)
IPF
IPF
Ambrisentan Ambrisentan
(Ph III) (Ph III)

Slide 5
2008 Financial Highlights
Full year total revenues of $5.34 billion,
up 26 percent over 2007
Full year product sales of $5.08 billion,
up 36 percent over 2007
Cash flow from operations of $2.2 billion
Non-GAAP operating margin of 51% from
product sales
(1)
$3.24 billion in cash, cash equivalents and
marketable securities as of December 31, 2008
(1)  Excludes the impact of stock-based compensation expense.

Slide 6
Organizational Strengths
Gilead’s reputation as an innovative company
resonates across our key audiences
Productive drug discovery and development track
record
– Seven product approvals over the last seven years
Efficient organizational structure
Maintain strong connections with the communities
we serve

Slide 7
Vision for CV Therapeutics
Ranexa for chronic angina with new, stronger
US label
– Specialty sales force detailing cardiologists
Lexiscan opportunity in EU
Proven development and regulatory organization
– Improved opportunity for Letairis and darusentan
Pipeline of cardiovascular products
Improved future earnings profile and growth rate
Bolsters Gilead’s presence in the
cardiovascular space by providing:

Slide 8
Transaction Overview
Cash tender offer at $20.00 per share
Transaction value of $1.4 B
Tender offer expected to close within Q2 09
– Subject to minimum tender requirement and
Hart-Scott-Rodino (antitrust) clearance

Slide 9
Contribution from 2 additional marketed products
– Ranexa (US sales and EU royalty)
– Lexiscan (North American royalty, unpartnered in
the EU and Japan)
Increased spend for sales and marketing
Increased clinical spend
Increased discovery spend
Maintain site
Rationalization of overlapping positions
and functions
Contribution from 2 additional marketed products
– Ranexa (US sales and EU royalty)
– Lexiscan (North American royalty, unpartnered in
the EU and Japan)
Increased spend for sales and marketing
Increased clinical spend
Increased discovery spend
Maintain site
Rationalization of overlapping positions
and functions
REVENUES
REVENUES
EXPENSES
EXPENSES
Sales &
Marketing
Clinical
Development
Discovery
Research
G&A
Sales &
Marketing
Clinical
Development
Discovery
Research
G&A
Impact on Gilead’s P&L
*
* Expected to be dilutive in 2009, neutral to accretive in 2010, and accretive in 2011 and beyond.

Slide 10
CV Therapeutics’ Products and Pipeline Would
Significantly Augment Gilead’s Cardiovascular Efforts
Product MOA Clinical Indication(s) Stage Partnerships
Ranexa
®
(ranolazine ER)
Late sodium
channel inhibitor
Chronic Angina Marketed
(US and EU)
Licensed from Roche,
Menarini has E.U. rights
(CV Therapeutics  has
co-promote in UK &
Germany)
Lexiscan
®
(regadenoson)
A
2
a-adenosine
receptor agonist
Myocardial Perfusion
Imaging
Marketed Astellas has
North American rights
Unpartnered Ex-NA
Adentri
®
(CVT-124)
A
1
-adenosine
receptor
antagonist
Acute Heart Failure Phase III Biogen Idec has
worldwide rights
Tecadenoson A
1
-adenosine
receptor agonist
Atrial Fibrillation Phase II Unpartnered
CVT-6883 A
2b
-adenosine
receptor
antagonist
Pulmonary Diseases
(asthma, COPD, IPF)
Phase I Unpartnered
CVT-3619 Partial A
1
-
adenosine
receptor agonist
Diabetes Phase I Unpartnered

Slide 11
Ranexa:
Granted New U.S. Indication in November 2008
Ranexa is indicated for the
treatment of chronic angina.
Ranexa may be used with beta-blockers,
nitrates, calcium channel blockers, anti-
platelet therapy, lipid-lowering therapy, ACE
inhibitors and angiotensin receptor blockers.

Slide 12
Chronic Angina: US Patient Waterfall
75
10,197
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000
1,071
Refractory Angina
3,4,5
Diabetes/Angina
Ranexa Pts
6
1,784
(25%)
1,499
(21%)
7,138
Treated Angina
2
Angina Prevalence
1
3,854
Other
268
HF, 225
7%
Chronic HF/Angina
70%
15%
Patients (000s)
1AHA Statistical Update. Heart Disease and Stroke Statistics – 2009 update.
2 F.C. Wiest, et. al. Suboptimal Pharmacotherapeutic Management of Chronic Stable Angina in the Primary Care setting.
Am J Med. 2004;117:234 –241.
3 Gilead Market Research.
4Diabetes rate in angina patients in the CARISA trial 23% and in the Marisa trial was 24.1%.
5Cardiovascular Resource Group Report (Heart Failure 2008–2017).
6Trx data analysis (Wolters Kluwer).
Refractory angina patients include
patients with symptoms despite
maximum tolerated doses of Beta
Blockers, Calcium Channel
Blockers, and Long Acting Nitrates
Significant portions of treated and
refractory angina patients have co-
morbidities (Diabetes, Heart
Failure).

Slide 13
Provides Opportunity to Relaunch Ranexa
Sales and marketing roadmap for relaunch
– Size salesforce appropriately (currently 170 reps)
– Target specialty and intervention cardiologists who treat refractory angina patients
– Leverage proven medical education model
Favorable revisions to the label based on proven safety
in outcomes study in 6,500 high-risk coronary patients
(MERLIN)
– Removed contraindications for diltiazem and verapamil
– Can be used with major classes of cardio-protective drugs
– HbA1c reduction now referenced
– Claims for safe reductions in ventricular tachycardia, supraventricular tachycardia, new onset atrial fibrillation, bradycardia

Slide 14
Limitations of older therapies
– Beta Blockers:  bradycardia (especially in the elderly),
fatigue, drowsiness and depression
– Calcium Channel Blockers:  may cause bradycardia,
dizziness and peripheral edema
– Long Acting Nitrates:  occurrence of tolerance, headaches, dizziness and contraindicated with ED drugs
COURAGE trial supports medical management
prior to stenting
10% growth in the angina population since 2006
– Currently 9.8M patients in US, with 500K new patients annually
Angina Largely Underserved by
Previous Classes of Drugs
1 – AHA 2009 Heart & Stroke Stats (500k is pts older than 45)
1

Slide 15
64% YOY Growth in US Ranexa Sales
Growth through 11/6/08 was with old label
Increasingly favorable managed care status
($ in millions)
$15.3
$18.4
$20.9
$22.0
$25.4
$30.3
$31.5
$12.0
Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08

Slide 16
Ranexa Opportunity in Europe
Menarini has EU rights to Ranexa
– Strong cardiology commercial presence in EU
– Launched in UK and Germany (March 2009)
– Other EU countries to follow
In most European countries, 20,0000 - 40,000
individuals per million suffer from angina
1 – European Heart Journal, 2006
Ranexa is indicated as add-on therapy for the
symptomatic treatment of patients with stable
angina pectoris who are inadequately controlled or
intolerant to first-line antianginal therapies (such as
beta-blockers and/or calcium antagonists).

Slide 17
Successful Lexiscan U.S. Launch
Lexiscan
®
(regadenoson) launched by Astellas in the U.S.
in June 2008 ($46 M sales in 2008)
Already taking substantial portion of pharma stress market
Expanding Myocardial Perfusion Imaging (MPI) market
1 – "Stress Protocols and Tracers" section of the ASNC Imaging Guidelines for Nuclear Cardiology Procedures )
1996 1998 2000 2002 2004 2006
MPI Scans
(in millions)
Pharma Stress
(in millions)
7.7
3.4
7.1
3.1
6.0
2.5
5.0
1.8
4.0
1.2
3.4
0.9

Slide 18
Regadenoson EU Filing in 2009,
Potential Launch in 2010
Ex-US rights unpartnered; MAA submission
planned in 2009
– Based on US NDA including 10 clinical trials in
1,651 patients
Eligibility for centralized filing confirmed
EMEA pre-submission meeting completed
Will work to define commercialization strategy
1 – NEJM 360:213, 2009
2 – Multiple detector computed tomography

Slide 19
Adentri for Acute Heart Failure
A
1
adenosine antagonist which
maintains renal function while
facilitating diuresis in patients with
heart failure
Licensed to Biogen Idec in1997
– Potential for milestone and royalty
payments
Ongoing Phase III study
(TRIDENT-1; began 8/08)
– Assess the efficacy and safety of IV
Adentri
®
dosed up to 5 days on
body weight in ADHF patients with
impaired renal function
1 – JACC Vol 50, No. 7, 2007
Phase II Results
Change from Baseline
in Urine Volume
-400
-200
0
400
600
800
Day 1 Day 6 Day 10
3 mg 15 mg 75 mg 225 mg Placebo
200

Slide 20
Tecadenoson for Rapid Atrial Fibrillation
A
1
adenosine receptor agonist which produces
rapid rate control without drop in blood pressure
Phase III results in PSVT patients
– Rapidly convert PSVT in up to 90% of patients to normal heart rhythm
– No significant adverse symptoms or hemodynamic side effects
– Development in PSVT halted due to small market opportunity
Completed second Phase II in rapid atrial
fibrillation (AF) patients in Q308
– Intravenous tecadenoson co-administered with ultra low doses of beta-blockers
– Demonstrated synergy in providing adequate rate control during atrial fibrillation without decreasing blood pressure
– Determining future development strategy in AF

Slide 21
CVT-3619 for Diabetes
A small molecule partial A
1
adenosine
receptor agonist
– Orally bioavailable, once-a-day dosing
Inhibitor of adipose tissue lipolysis:
lowers circulating FFA1
– Improves insulin sensitivity
– Decreases plasma triglycerides by inhibiting the
breakdown of triglycerides from the liver
– May raise HDL
Completed first Phase 1 study
– Safe and well-tolerated up to 1800 mg
– No significant effect on HR, BP and PR interval
– Appears to elicit reduction in circulating FFA
– Plan to start multiple ascending dose study in
2009
FFA
Activate A
1
agonist
Triglycerides
Insulin Sensitivity
HDL
Proposed Physiologic
Cascade:
1 – Based on preclinical data

Slide 22
CVT-6883 for Pulmonary Disease
(Asthma, COPD, IPF)
Proprietary small molecule that is anti-fibrotic, anti-
inflammatory and anti-angiogenic
First in class selective antagonist of A
2B
adenosine
receptor mediated actions (does not attenuate A
1
,
A
2A
, or A
3
-receptor mediated actions)
Completed three Phase 1 studies
– Good oral absorption
– Safe and well tolerated at concentrations that exceed 100x receptor binding affinity
– PK coverage consistent with once/day dosing
– Number of patients exposed >100

Slide 23
Gilead’s Platform Spans Four Therapeutic Areas
Atripla Atripla
Truvada Truvada
Viread Viread
Emtriva Emtriva
Elvitegravir Elvitegravir (Ph III) (Ph III)
GS 9350 (Ph I)
GS 9350 (Ph I)
Integrase Integrase FDR FDR (Ph I) (Ph I)
PAH
PAH
Letairis Letairis
Flolan Flolan
Cicletanine Cicletanine (Ph II) (Ph II)
Resistant
Resistant
Hypertension
Hypertension
Darusentan Darusentan (Ph III) (Ph III)
HBV
HBV
Hepsera Hepsera
Viread Viread
HCV
HCV
GS 9450 (Ph II)
GS 9450 (Ph II)
GS 9190 (Ph II)
GS 9190 (Ph II)
NASH
NASH
GS 9450 (Ph II)
GS 9450 (Ph II)
HIV/AIDS
HIV/AIDS
Cardiovascular
Cardiovascular
Influenza
Influenza
Tamiflu Tamiflu
CF
CF
Aztreonam Aztreonam Lysine Lysine
(Applications Pending) (Applications Pending)
GS 9310 / 11 (Ph II)
GS 9310 / 11 (Ph II)
GS 9411 (Ph I)
GS 9411 (Ph I)
Bronchiectasis
Bronchiectasis
Aztreonam Aztreonam Lysine Lysine
(Ph II) (Ph II)
IPF
IPF
Ambrisentan Ambrisentan
(Ph III) (Ph III)
Respiratory
Respiratory
Liver Disease
Liver Disease

Slide 24
CV Therapeutics Product Portfolio
Significantly Augments This Platform
Gilead
Gilead
Tamiflu
Tamiflu
-
-
Influenza
Influenza
Aztreonam
Aztreonam
Lysine  -
Lysine  -
CF
CF
GS 9310 / 11 -
GS 9310 / 11 -
CF
CF
GS 9411 -
GS 9411 -
CF
CF
Aztreonam
Aztreonam
Lysine -
Lysine -
Bronchiestasis
Bronchiestasis
Ambrisentan
Ambrisentan
-
-
IPF
IPF
CV Therapeutics
CV Therapeutics
CVT-6883 -
CVT-6883 -
Pulmonary Diseases
Pulmonary Diseases
Respiratory
Respiratory
Gilead
Gilead
Letairis
Letairis
-
-
PAH
PAH
Flolan
Flolan
-
-
PAH
PAH
Cicletanine
Cicletanine
-
-
PAH
PAH
Darusentan
Darusentan
-
-
Resistant Hypertension
Resistant Hypertension
CV Therapeutics
CV Therapeutics
Ranexa
Ranexa
-
-
Angina
Angina
Lexiscan
Lexiscan
-
-
MPI
MPI
Adentri
Adentri
-
-
Acute Heart Failure
Acute Heart Failure
Tecadenoson
Tecadenoson
-
-
Atrial
Atrial
Fibrillation
Fibrillation
CVT-3619 -
CVT-3619 -
Diabetes
Diabetes
Cardiovascular / Metabolic
Cardiovascular / Metabolic

Slide 25
Gilead and CV Therapeutics:
Strength in Partnership
S&M relaunch resource
Commercial Operations
infrastructure
Medical Affairs experience
European operating
affiliates
Gilead
Revised Ranexa label
US Cardiology sales team
Cardiovascular clinical
know-how
Managed Care network
CV Therapeutics
CV Therapeutics

Slide 26
Vision for CV Therapeutics
Ranexa for chronic angina with new, stronger
US label
– Specialty sales force detailing cardiologists
Lexiscan opportunity in EU
Proven development and regulatory organization
– Improved opportunity for Letairis and darusentan
Pipeline of cardiovascular products
Improved future earnings profile and growth rate
Bolsters Gilead’s presence in the
cardiovascular space by providing: